Intevac, Inc.
3560 Bassett Street
Santa Clara, California 95054
August 9, 2005
VIA FACSIMILE AND EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Secretary

Re:	Intevac, Inc. - Amendment No. 2 to Registration Statement on Form S-3 (Commission File No. 333-124978); Acceleration Request
Ladies and Gentlemen:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Intevac, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (as amended, the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 1:00 p.m., Eastern Time, on August 11, 2005, or at such later time as the Company may request by telephone to the Commission. The Company hereby authorizes each of Herbert Fockler and Melissa Hollatz of Wilson Sonsini Goodrich & Rosati, P.C., counsel for the Company, to make such request on our behalf.
     In connection with the acceleration request, the Company hereby acknowledges that:
•	should the commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 9, 2005

     Please direct any questions or comments regarding this request for acceleration of effectiveness to Melissa Hollatz of Wilson Sonsini Goodrich & Rosati, P.C. via facsimile at (650) 493-6811 or by telephone at (650) 493-9300.

Very truly yours, INTEVAC, INC.
/s/ Charles B. Eddy III
Charles B. Eddy III
Chief Financial Officer

cc: Wilson Sonsini Goodrich & Rosati, P.C.